REGULATION A+ TIER 2 INITIAL PUBLIC OFFERING

In today's world, we are privileged to have access to a wide array of information due to our technological advances throughout the decades. With these tools, we have been able to learn, grow, and develop with the knowledge that can be so easily accessed. Even in this age of enlightenment, we still have economic and social tolls that hinder our communities.

Socially speaking, we have shown signs of progress. Economically that diversity rarely equates to equality. Low-income minority communities have yet to bridge the gap economically. Blacks, Hispanics, and other various minority groups seem stifled by the endeavors of their **social environment**. Even though most people have the tools for success, this does not mean one knows how to utilize the full potential of what they hold.

We at Social Investment Holdings believe that Regulation A+ is one of those tools that are available to, in part, assist our communities by providing a platform to raise funds in the community's we have a mission to serve. This allows you as an individual the opportunity to get involved in helping make these positive economic changes.

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Please Note:

- ***No money or other consideration is being solicited, and if sent in response, will not be accepted.***
- ***No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.***
- ***A person's indication of interest involves no obligation or commitment of any kind.***